UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation Retirement Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of the Materion Corporation Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Materion Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the Schedule of Assets (Held at End of Year) December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, LTD
MEADEN & MOORE, Ltd.

We have served as the Plan’s auditor since 2017.

Cleveland, Ohio
June 17, 2022

Materion Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Investments at fair value	$386,710,069	$346,294,240
Receivables:
Employer contributions	3,366,558	3,545,263
Participant contributions	—	212,963
Notes receivable from participants	6,027,320	6,500,783
Total receivables	9,393,878	10,259,009
Pending sales	—	63,970
Total Assets	396,103,947	356,617,219
Net assets available for benefits	$396,103,947	$356,617,219
See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions
Investment income:
Net appreciation in fair value of investments	$28,968,705
Interest and dividends	25,929,493
Total investment income	54,898,198
Interest income on notes receivable from participants	83,020
Contributions:
Participants	13,935,091
Employer	9,689,498
Catch-up	638,173
Rollover	3,631,154
Total contributions	27,893,916
Total additions	82,875,134
Deductions
Benefit payments	43,388,406
Total deductions	43,388,406
Net increase	39,486,728
Net assets available for benefits:
Beginning of year	356,617,219
End of year	$396,103,947
See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements

Note A - Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (the “Plan”) provides only general information. Materion Corporation (the “Company”) is the plan sponsor. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan that covers certain eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
The Administrative Committee (the “Committee”) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and recordkeeper for the Plan.
Eligible participants are automatically enrolled in the Plan once they have attained 18 years of age unless they affirmatively decline to participate.
Contributions
The Plan allows employees of the Company to make contributions from 1% to 50% of their earnings through pre-tax (salary reduction), Roth, and/or after-tax contributions, subject to IRC limitations for 401(k) contributions, which was $19,500 for 2021. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions up to $6,500 for 2021.
Participants may also elect to make a direct rollover contribution ("rollover") to the Plan of an eligible rollover distribution from another employer-sponsored qualified plan.
The Company has a match and annual non-elective retirement contribution feature. The Company matches at a rate of 100% of the first 4% of the participant’s contribution. The annual non-elective retirement contribution is made for all U.S. eligible employees and is calculated as a percentage of the employee's eligible compensation each year based on the following table:

Age	Contribution Percentage
Under 40	1.50%
40.00-44.99	1.75%
45.00-49.99	2.00%
50.00-54.99	2.25%
55.00 and over	2.50%
Vesting
All participant and Company matching contributions are fully and immediately vested. All employees hired prior to May 26, 2012 who are eligible to receive the annual non-elective retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual non-elective retirement contribution after three years of continuous service with the Company.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire annual non-elective retirement contribution and earnings on those contributions. Forfeitures are used periodically to reduce employer matching contributions made to the Plan, as well as Plan expenses. Forfeited amounts used were $184,000 and $170,000 in 2021 and 2020, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, rollovers, and Plan earnings based on the participant's relative investment holdings. Administrative expenses are also allocated to participant's accounts based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.
Participants may borrow from their accounts with a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a principal residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly, or weekly (as applicable) payroll deductions over not more than five years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after one full calendar quarter of nonpayment.
The Company adopted provisions of the Coronavirus Aid, Relief, and Economic Security Act effective April 24, 2020 to allow impacted participants to take out a second loan up to $100,000 until September 23, 2020. Impacted participants could also defer loan repayments on all loans until January 1, 2021.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.
The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date. Benefits are recorded when paid.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):
i.Lump sum payment in cash;
ii.Lump sum payment in cash, except that a participant's interest in the Company Stock Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and
iii.Periodic distributions, not more frequently than monthly, of at least $200.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record keeping, legal, and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan. Participant elections may be adjusted or reallocated at any time by the participants. The Administrative Committee may adopt rules, procedures, and restrictions (e.g., timing and frequency restrictions) for transfers to or from any of the investment options.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will receive distributions as if each participant of the Plan were fully vested, and had then terminated his or her employment.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Note B - Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.
The Materion Corporation Retirement Plan Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Materion Corporation Retirement Plan Investment Committee is comprised of three senior executive members of Materion and reports to the Board of Directors of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform with the current year's presentation.
Note C - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 10, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification and there have been not reasons to submit an application for an updated determination letter under the guidance of IRS statuses - Rev. Proc. 2016-37. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently going through an audit with the Department of Labor. Management does not expect the results of the audit to impact the Plan.
Note D - Transactions with Related Parties and Parties-in-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments. Fidelity Management Trust Company, a subsidiary of Fidelity Investments, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2021, the Plan received $114,073 in cash dividends from investments in common stock of the Company.
During 2021, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$2,752,917
Sales	$3,685,535
The Plan has arrangements with various service providers and these arrangements qualify as party in interest transactions.
Note E - Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Quoted prices for similar assets and liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in markets that are not active
•Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2021.
Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded.
Money Market Funds: These investments include short-term instruments and cash and are valued based on quoted market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:
Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$21,636,664	$—	$—	$21,636,664
Mutual Funds	341,065,729	—	—	341,065,729
Money Market Funds	24,007,676	—	—	24,007,676
Total investments	$386,710,069	$—	$—	$386,710,069

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Assets at Fair Value as of December 31, 2020

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$15,579,259	$—	$—	$15,579,259
Mutual Funds	304,138,864	—	—	304,138,864
Money Market Funds	26,576,117	—	—	26,576,117
Total investments	$346,294,240	$—	$—	$346,294,240
Note F - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note G - Subsequent Events
Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

On November 1, 2021, the Company completed the acquisition of H.C. Starck - Electronic Materials ("H.C. Starck"). Effective January 1, 2022, the Plan was amended and merged in the employees of H.C. Starck. As part of the merger, the Company began making employer contributions on behalf of each eligible employee employed by H.C. Starck during the Plan year in an amount equal to 5% of each eligible employee's credited compensation for the Plan year. In the case of an employee of H.C. Starck who on December 31, 2005 participated in the Bayer Corporation Pension Plan or the H.C. Starck Retirement Plan and whose age plus benefit service equaled or exceeded 36 as of December 31, 2005, the Company began making a Bayer employer contribution on behalf of those employees. The contributions made are based on the age plus benefit service of those employees as of December 31, 2005. Effective May 2, 2022, the assets and liabilities of the H.C. Starck, Inc. Savings and Retirement Plan were transferred and merged with and into the Plan. Total net assets merged into the Plan were approximately $36.7 million.

Materion Corporation Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) December 31, 2021

	Description of Investment	Current Value
Materion Corporation Common Stock*	235,334.613 shares	$21,636,664
Mutual Funds:
AS Emrg. Mkts EQ R6	75,350.702 shares	2,230,381
DFA U.S. Large Cap Value Fund	273,864.811 shares	12,614,213
Dodge & Cox International Stock Fund*	46,341.450 shares	2,191,487
Fidelity Blue Chip Growth Fund*	366,947.322 shares	67,617,383
Fidelity Diversified International Fund K*	269,477.779 shares	13,042,725
Fidelity Freedom 2005 K Fund*	25,663.009 shares	323,097
Fidelity Freedom 2010 K Fund*	43,018.460 shares	676,250
Fidelity Freedom 2015 K Fund*	172,144.278 shares	2,243,040
Fidelity Freedom 2020 K Fund*	883,507.539 shares	14,701,565
Fidelity Freedom 2025 K Fund*	1,238,458.237 shares	19,022,719
Fidelity Freedom 2030 K Fund*	1,603,528.987 shares	30,980,180
Fidelity Freedom 2035 K Fund*	1,319,288.140 shares	22,322,355
Fidelity Freedom 2040 K Fund*	1,281,753.619 shares	15,611,759
Fidelity Freedom 2045 K Fund*	917,868.806 shares	12,795,091
Fidelity Freedom 2050 K Fund*	629,456.415 shares	8,862,746
Fidelity Freedom 2055 K Fund*	476,213.563 shares	7,743,233
Fidelity Freedom 2060 K Fund*	228,027.972 shares	3,386,215
Fidelity Freedom 2065 K Fund*	33,597.520 shares	449,535
Fidelity Freedom Income K Fund*	111,318.486 shares	1,318,011
Fidelity Spartan 500 Index*	242,746.683 shares	40,130,882
Harbor Small Cap Growth Fund Retirement*	363,265.886 shares	5,583,397
Harbor Small Cap Value Institutional Class*	96,563.589 shares	4,109,746
PIM Divers Inc. Inst.	161,958.506 shares	1,791,261
Prudential Global Real Estate Fund	59,850.788 shares	1,473,526
Prudential Total Return Bond Q	1,276,847.222 shares	18,501,516
Vanguard Balanced Index Fund Institutional	272,824.735 shares	13,373,869
Vanguard Inflation-Protected Securities Fund Institutional	407,872.553 shares	4,727,243
Vanguard Mid-Cap Index Fund Institutional	190,017.271 shares	13,242,304
		341,065,729
Money Market Funds:
Fidelity Cash Reserves Fund*	4,342.000 shares	4,342
Fidelity Government Money Market Fund*	24,003,333.670 shares	24,003,334
		24,007,676
Participant loans*	Interest rates ranging from 0.14% to 6.75% with maturity dates through 2036	6,027,320
		392,737,389
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 17, 2022	By:	/s/ John M. Zaranec
John M. Zaranec
Chief Accounting Officer
Materion Corporation

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm